FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2007	Commission file number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information
	2007 THIRD-QUARTER AND FIRST NINE MONTHS RESULTS

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF
		Third Quarter			YTD

		2007	2006	Δ%	2007	2006	Δ%

Ratio of KOF L to KOF = 10:1	Total Revenues	16,701	15,749	6.0%	49,236	45,656	7.8%

	Gross Profit	8,210	7,444	10.3%	23,615	21,737	8.6%

	Operating Income	2,822	2,531	11.5%	8,023	7,223	11.1%

	Majority Net Income	1,890	1,804	4.8%	4,859	3,606	34.7%

	EBITDA(1)	3,572	3,370	6.0%	10,239	9,567	7.0%

	Net Debt (2) (3)	11,307	14,940	-24.3%

	EBITDA (1) / Interest Expense	6.34	5.73

	Earnings per Share	1.02	0.98

	Capitalization(4)	31.2%	33.1%

Expressed in million of Mexican pesos with purchasing power as of September 30, 2007
 (1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges.
See reconciliation table on page 11.
 (2) Net Debt = Total Debt - Cash
 (3) Figures for 2006 are as of December 31, 2006.
	(4) Total debt / (long-term debt + stockholders' equity)

Total revenues reached Ps. 16,701 million in the third quarter of 2007, an increase of 6.0% compared to the third quarter of 2006, and increased 7.8% for the first nine months of the year to Ps. 49,236 million compared to same period of 2006.

Driven by strong growth and higher profitability in the operations outside of Mexico, consolidated operating income increased 11.5% to Ps. 2,822 million for the third quarter of 2007, and 11.1% to Ps. 8,023 million for the first nine months of the year. Our operating margin was 16.9% for the third quarter of 2007 and 16.3% for the first nine months of the year.

For Further Information:
Consolidated majority net income increased 4.8% to Ps. 1,890 million in the third quarter of 2007, and 34.7% to Ps. 4,859 million for the first nine months of the year, resulting in earnings per share of Ps. 1.02 for the third quarter of 2007, and Ps. 2.63 for the first nine months of the year.

Investor Relations

Alfredo Fernández
Mexico City (October 26, 2007), Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter and the first nine months of 2007.

alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Gonzalo García
gonzalojose.garciaa@kof.com.mx
(5255) 5081-5148

Maximilian Zimmermann
“Our operations posted strong results for the third quarter of 2007. Our performance displayed the advantages of our balanced, geographically diversified portfolio of assets, with more than 73 percent of our top-line growth coming from our operations outside of Mexico. In Mexico, we have been increasing our profitability; in fact, this is the first quarter in more than a year that we have achieved operating income growth. We, together with the Coca-Cola Company also just launched the public tender offer for Jugos del Valle. This transaction, which we expect to close in November of 2007, will considerably increase our company’s position in Latin America’s fast-growing still beverage segment. Looking forward, the overall competitive environment is behaving more rationally, which should bode well for our future performance,” said Carlos Salazar Lomelín, Chief Executive Officer of the company.

maximilian.zimmermann@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

October 26, 2007	Page 1

CONSOLIDATED RESULTS

Our consolidated total revenues increased 6.0% to Ps. 16,701 million in the third quarter of 2007, compared to the third quarter of 2006 as a result of increases in all of our territories. Our consolidated average price per unit case increased 1.1% to Ps. 31.07 (US$ 2.84) in the third quarter of 2007 compared to the same period of 2006 as a result of higher average price in Colombia, Venezuela and Argentina.

Total sales volume increased 4.9% to 527.7 million unit cases in the third quarter of 2007 as compared to the same period of 2006, mainly driven by 5.4% volume growth of the Coca-Cola brand, which accounted for more than 65% of our total incremental volumes during the quarter. Sparkling beverages(1) sales volume grew 4.2% to 444.5 million unit cases, driven by volume growth across most of our territories.

Our gross profit increased 10.3% to Ps. 8,210 million in the third quarter of 2007, compared to the third quarter of 2006, driven by increases in all of our operations. Gross margin reached 49.2% in the third quarter of 2007 from 47.3% in the same period of 2006. Lower sweetener costs in Brazil and Colombia in conjunction with lower PET (Polyethylene terephtalate) costs in Mexico more than compensated for higher sweetener costs mainly in Mexico and Argentina.

Our consolidated operating income increased 11.5% to Ps. 2,822 million in the third quarter of 2007. Double-digit increases in operating income in Brazil, Colombia and Venezuela more than compensated for the decline in Central America and Argentina. Our operating margin was 16.9% in the third quarter of 2007, an improvement of 80 basis points as a result of higher fixed-cost absorption.

As we mentioned in our first quarter press release, beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the “other expenses” line, instead of recording it in the “income tax” line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 117 million in the third quarter of 2006 and Ps. 75 million in the same period of 2007.

Our integral cost of financing in the third quarter of 2007 reached Ps. 1 million as compared to a large gain of Ps. 387 million in the same period of 2006, mainly driven by (i) a less favorable foreign exchange gain resulting from the depreciation of the Mexican peso against the U.S. dollar as applied to our liability position denominated in foreign currency, and (ii) a lower inflation rate applied to our net monetary position.

During the third quarter of 2007 income tax, as a percentage of income before taxes, was 28.5%, compared to 27.9% in the same quarter of 2006. The tax rate in the third quarter of 2006 was lower than the same period this year, mainly due to tax credit benefits obtained in some our operations last year.

Our consolidated majority net income increased by 4.8% to Ps. 1,890 million in the third quarter of 2007, compared to the third quarter of 2006, an increase in our operating income and lower net interest expenses that more than offset a lower foreign exchange and monetary position gains recorded this quarter compared to the third quarter of 2006. Earnings per share (“EPS”) were Ps. 1.02 (US$ 0.93 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

(1)Sparkling Beverages – Beverages previously referred to as carbonated soft drinks.

October 26, 2007	Page 2

BALANCE SHEET

As of September 30, 2007, Coca-Cola FEMSA had a cash balance of Ps. 8,172 million (US$ 748 million), an increase of Ps. 3,245 million (US$ 297 million), compared to December 31, 2006, resulting from internal cash generation.

Total short-term debt including current maturities of long term debt, was Ps. 4,905 million (US$ 449 million) and long-term debt was Ps. 14,574 million (US$ 1,333 million). Total debt decreased Ps. 389 million (US$ 36 million) compared with year end 2006. Net debt decreased approximately Ps. 3,634 million (US$ 332 million) compared to year end of 2006, mainly a result of internal cash generation.

The weighted average cost of debt for the quarter was 7.87% . The following charts sets forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2007:

Currency	% Total Debt(1)	% Interest Rate
		Floating(1)

U.S. dollars	48.4%	59.6%
Mexican pesos	47.1%	39.3%
Venezuelan bolivares	1.8%	0.0%
Argentine pesos	2.7%	0.0%

(1)	After giving effect to cross-currency and interest rate swaps.

Debt maturity Profile

	2007	2008	2009	2010	2011	2012 +

% of Total Debt	2.1%	23.1%	18.9%	5.2%	0.3%	50.4%

Consolidated Statement of Changes in Financial Position
Expressed in millions of Mexican pesos and U.S. dollars as of September 30, 2007

	Jan - Sep 2007
	Ps.	USD

Net income	5,004	458
Non cash charges to net income	2,703	247

	7,707	705

Change in working capital	(367)	(34)

NRGOA(1)	7,340	671

Total investments	(2,150)	(197)
Dividends paid	(818)	(75)
Decrease in debt	(389)	(36)
Deferred taxes and others	(738)	(66)

Increase in cash and cash equivalents	3,245	297

Cash and cash equivalents at begining of period	4,927	451
Cash and cash equivalents at end of period	8,172	748

(1) Net Resources Generated by Operating Activities

October 26, 2007	Page 3

MEXICAN OPERATING RESULTS

Revenues

Total revenues from our Mexican territories increased 3.3% to Ps. 8,261 million in the third quarter of 2007, as compared to the same period of the previous year. Sales volume growth compensated for lower average price per unit case for the quarter. Average price per unit case declined 1.5% to Ps. 28.77 (US$ 2.63), as compared to the third quarter of 2006 mainly driven by incremental volumes from bulk water(1) which carry lower average price per unit case. Excluding bulk water under the brand Ciel, our average price per unit case was Ps. 33.47 (US$ 3.06) a 0.4% decline as compared to the same period of 2006.

Total sales volume increased 4.8% to 286.1 million unit cases in the third quarter of 2007, as compared to the third quarter of 2006, resulted from (i) a 3.1% sales volume growth in sparkling beverages, driven by a 4.5% increase in the Coca-Cola brands, (ii) a 12.0% sales volume growth in bulk water, and (iii) incremental volumes in bottled water in single serve presentations. Still beverages(2), excluding bottled water, grew almost 10% in the third quarter of 2007 as compared to the same period of 2006, mainly driven by strong volume growth from Powerade, an isotonic beverage and Nestea, a ready-to-drink tea beverage.

Operating Income

Our gross profit increased by 3.6% to Ps. 4,347 million in the third quarter of 2007 as compared to the same period of 2006. Gross margin increased slightly from 52.5% in the third quarter of 2006 to 52.6% in the same period of 2007, as a result of lower PET (Polyethylene terephtalate) costs year-over-year, which more than compensated for higher cost of sweeteners.

Operating income increased 3.4% to Ps. 1,721 million in the third quarter of 2007, as compared to Ps. 1,664 million in the same period of 2006 as a result of operating leverage achieved by higher revenues as compared to the same period of 2006. Our operating margin was 20.8% in the third quarter of 2007, in line with that of the third quarter of 2006.

(1) Bulk Water – Bottled water in 5.0, 19.0 and 20.0 – liter packaging presentations
(2) Still Beverages – Beverages previously referred to as non-carbonated beverages.

October 26, 2007	Page 4

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps. 1,084 million in the third quarter of 2007, a slight decline of 0.3% compared to the same period of 2006. Volume growth partially offset lower average prices per unit case. Average price per unit case declined by 4.0% to Ps. 35.15 (US$ 3.21) in the third quarter of 2007, as compared to the third quarter of 2006, partially as a result of strong volume growth in multi serve presentations, which carry lower average price per unit case.

Total sales volume in our Central American territories grew 3.4% to 30.7 million unit cases in the third quarter of 2007, as compared to the same period of 2006, resulting from incremental volumes in the sparkling beverage category, which accounted for more than 55% of the growth; the balance was brought mainly by still beverages, excluding bottled water. In the third quarter of 2007, still beverages, excluding bottled water, increased more than 20% as compared to the same period of 2006 due to strong growth of Hi-C, a juice based product and Powerade, an isotonic beverage.

Operating Income

Gross profit reached Ps. 509 million, an increase of 1.0% in the third quarter of 2007, as compared to the same period of 2006, as a result of improved operating leverage due to lower sweetener costs. Gross margin rose from 46.4% in the third quarter of 2006 to 47.0% in the third of 2007, resulting in a gross margin improvement of 60 basis points.

Our operating income decreased 9.5% to Ps. 143 million in the third quarter of 2007, as compared to the third quarter of 2006, driven by higher labor costs. Our operating margin reached 13.2% in the third quarter of 2007, a decline of 130 basis points as compared to the same period of 2006.

COLOMBIAN OPERATING RESULTS
Revenues

Total revenues increased 1.6% to Ps. 1,717 million in the third quarter of 2007, as compared to the third quarter of 2006. Higher average prices more than compensated a slight decline in sales volume. Our average price per unit case grew 2.0% to Ps. 34.69 (US$ 3.17), as a result of price increases implemented in the last 12 months.

Total sales volume in the third quarter of 2007 declined 0.4%, as compared to the same period of 2006, to 49.5 million unit cases. Volume growth in the Coca-Cola brand combined with growth in bottled water, excluding bulk water, partially offset a volume decline in flavored sparkling beverages. Still beverages, excluding bottled water, increased 6% as a result of the strong growth of Powerade, an isotonic beverage.

Operating Income

Our gross profit increased 14.8% to Ps. 859 million in the third quarter of 2007, as compared to the same period of the previous year. The strong appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 570 basis points from 44.3% in the third quarter of 2006 to 50.0% in the third quarter of 2007.

Despite facing tough top line comparables in the previous year, gross profit expansion and stable operating expenses, increased our operating income in Colombia by 38.0% to Ps. 356 million in the third quarter of 2007, as compared to the same period of 2006. Our operating margin reached 20.7% in the third quarter of 2007, an increase of 540 basis points as compared to the same period of 2006.

October 26, 2007	Page 5

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues from our Venezuelan operations increased 22.1% to Ps. 2,313 million in the third quarter of 2007, as compared to the same period of 2006. Improvement on average price per unit case accounted for more than 60% of the incremental revenues during the quarter and higher sales volume represented the balance. Our average price reached Ps. 44.83 (US$ 4.10) in the third quarter of 2007.

Total sales volume increased 8.0% to 51.5 million unit cases during the third quarter of 2007, as compared to the same quarter of 2006. Volume growth in the Coca-Cola brand combined with double-digit growth of flavored sparkling beverages, mainly Freskolita and Hit, more than offset a decline in bulk water and still beverages, excluding bottled water.

Operating Income

Gross profit reached Ps. 1,015 million, an increase of 38.1% in the third quarter of 2007, as compared to the same period of the previous year. Higher revenues combined with lower sweetener and PET costs improved our gross margin by 510 basis points from 38.8% in the third quarter of 2006 to 43.9% in the same period of 2007.

Operating income reached Ps. 155 million, in the third quarter of 2007, resulting in an operating margin increase of 380 basis points from 2.9% in the third quarter of 2006 to 6.7% in the third quarter of 2007. Operating expenses as a percentage of total revenues increased from 36.0% in the third quarter of 2006 to 37.2% in the same period of 2007, mainly due to higher labor costs.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 891 million in the third quarter of 2007 as a result of increases in sales volume and better average price per unit case. Average price per unit case reached Ps. 21.59 (US$ 1.97) in the third quarter of 2007, which continues to be the lowest among our territories.

In the third quarter of 2007, total sales volume increased 4.9% to 41.0 million unit cases, as compared to the same period of 2006. Sales volume growth from the Coca-Cola brand in returnable presentations and incremental volumes from the introduction of Coca-Cola Zero, more than compensated for the flavored sparkling beverages sales volume decline of our value protection brand Tai. Sales volume of still beverages, excluding bottled water, increased more than 31%, mainly driven by Cepita, our juice-based brand.

Operating Income

Gross profit increased 7.2% to Ps. 341 million in the third quarter of 2007, as compared to the third quarter of 2006. Higher revenues partially compensated for higher sweetener costs, resulting in a gross margin decrease of 130 basis points to 38.3%, as compared to the third quarter of 2006.

Operating expenses increased 17.8% in the third quarter of 2007 mainly due to higher salary expenses and freight costs. Higher revenues partially offset incremental expenses, resulting in a decrease in operating income of 16.2% to Ps. 83 million in the third quarter of 2007, as compared to the same period of 2006. Our operating income margin decreased 300 basis points to 9.3% in the third quarter of 2007.

October 26, 2007	Page 6

BRAZILIAN OPERATING RESULTS

Revenues

Net revenues increased 7.1% to Ps. 2,428 million in the third quarter of 2007, as compared to the same period of 2006. Excluding beer, net revenues increased 7.5% to Ps. 2,176 million in the third quarter of 2007, as compared to the same period of 2006, mainly due to volume growth. Excluding beer, average price per unit case remained almost unchanged at Ps. 31.58 (US$ 2.88) during the third quarter of 2007. Total revenues from beer were Ps. 253 million in the third quarter of 2007.

Sales volume, excluding beer, increased 7.7% to 68.9 million unit cases in the third quarter of 2007, as compared to the third quarter of 2006. Sparkling beverages sales volume growth accounted for over 90% of the incremental volumes, mainly driven by the Coca-Cola brand in multi-serve presentations and the introduction of Coca-Cola Zero. Still beverages, excluding bottled water, almost doubled its size from a small base reaching 1.6% of our total sales volume, driven by the introduction of Aquarius, a no-calorie flavored water, combined with strong performance of juice based products under Minute Maid Mais brand.

Operating Income

In the third quarter of 2007, our gross profit increased by 20.8% to Ps. 1,139 million, as compared to the same period of the previous year. Lower average cost per unit case, resulting from (i) the appreciation from the Brazilian Real as applied to our U.S. dollar denominated raw materials, (ii) lower sugar costs and (iii) lower PET bottle costs resulting from better procurement negotiations, contributed to a gross margin improvement of 540 basis points to 46.8% in the third quarter of 2007.

Operating income increased 22.1% reaching Ps. 364 million in the third quarter of 2007, as compared to Ps. 298 million in the same period of 2006. Our operating margin was 14.9% in the third quarter of 2007, an increase of 180 basis points as compared to the third quarter of 2006, due to an expansion in gross margin that more than compensated (i) expenses related to projects intended to improve go to market execution and the distribution network (ii) incremental marketing expenses partially associated with the introduction of Coca-Cola Zero and other still beverages, and (iii) an increase in sales force due to our focus to strengthen our presence and execution in certain retail segments.

October 26, 2007	Page 7

SUMMARY OF NINE-MONTH RESULTS

Our consolidated total revenues increased 7.8% to Ps. 49,236 million in the first nine months of 2007, as compared to the same period of 2006, as a result of growth in all of our territories. Venezuela, Mexico and Brazil represented more than 65% of this growth. Consolidated average price per unit case increased 1.8% to Ps. 30.92 (US$ 2.83) in the first nine months of 2007. Higher average prices per unit case for the sparkling beverages portfolio in most of our operations, more than offset incremental volumes of bulk water in Mexico, which carry lower average unit price per unit case.

Total sales volume increased 6.0% to 1,562.4 million unit cases in the first nine months of 2007, as compared to the same period of the previous year. Sales volume growth in Mexico, Venezuela and Brazil accounted for almost 70% of our incremental volumes. Sparkling beverages sales volume grew 5.4% to 1312.6 million cases, driven by incremental volume across all of our territories.

Our gross profit increased 8.6% to Ps. 23,615 million in the first nine months of 2007, as compared to the first nine months of the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.0% during the first nine months of 2007 from 47.6% in the first nine months of 2006, driven by revenue growth, which compensated for higher sweetener costs in Mexico.

Our consolidated operating income increased 11.1% to Ps. 8,023 million in the first nine months of 2007, as compared to the first nine months of 2006. Venezuela, Colombia and Brazil accounted for the majority of the incremental growth and more than offset an operating income decline in Mexico. Our operating margin improved 50 basis points to 16.3% in the first half of 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Our consolidated majority net income was Ps. 4,859 million in the first nine months of 2007 an increase of 34.7% compared to the first nine months of 2006, resulting from an increase in operating income combined with a decline in our integral cost of financing. EPS were Ps. 2.63 (US$ 2.40 per ADR) in the first nine months of 2007, computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

RECENT DEVELOPMENTS

  On September 26, 2007, the National Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores”) authorized Administración, S.A.P.I. de C.V. (“Administración”), a Mexican company owned directly or indirectly in equal proportion by Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca Cola FEMSA”) and the Coca-Cola Company (NYSE: KO), to launch a Public Tender Offer (“Public Tender Offer”) to buy 100% of the shares of the capital stock of the company Jugos del Valle, S.A.B. de C.V. (BMV: VALLEB) (“Jugos del Valle”). On October 10, 2007, Administración launched this Public Tender Offer to buy the shares for an aggregate amount of approximately US$ 370 million in cash, equivalent to a price of US$ 6.3409 per share, assuming liabilities of approximately US$ 86 million. Once the Public Tender Offer to buy the shares is completed, and as soon as practicable thereafter, both companies will invite the rest of the bottlers of The Coca-Cola Company branded products in Mexico and Brazil, respectively, to participate in the joint-venture. This transaction has been approved by the Mexican regulatory authorities.

October 26, 2007	Page 8

CONFERENCE CALL INFORMATION

Our third-quarter 2007 Conference Call will be held on: October 26, 2007, at 2:00 P.M. Eastern Time (1:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 866-700-7477 or International: 617-213-8840. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 2, 2007. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A.B. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 31 bottling facilities in Latin America and serves over 1,500,000 retailers in the region. The Coca-Cola Company owns a 31.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican financial reporting standards (Mexican FRS). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2007. For comparison purposes, 2006 and 2007 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the official exchange rate at the end of the period published by the local central bank of each country. In addition, all comparisons in this report for the third quarter of 2007, which ended on September 30, 2007, are made against the figures for the comparable period in 2006, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

U.S. dollar amounts in this report solely for the convenience of the reader have been translated from Mexican pesos at the noon day buying rate for pesos as published by the Federal Reserve Bank of New York at September 28, 2007, which exchange rate was Ps. 10.9315 to US $ 1.00.

(7 pages of tables to follow)

October 26, 2007	Page 9

Consolidated Balance Sheet
Expressed in millions of Mexican pesos with purchasing power as of September 30, 2007

Assets		Sep 07		Dec 06

Current Assets
Cash and cash equivalents	Ps.	8,172	Ps.	4,927
Total accounts receivable		2,975		3,209
Inventories		3,556		2,822
Prepaid expenses and other		1,010		1,110

Total current assets		15,713		12,068

Property, plant and equipment
Property, plant and equipment		35,516		35,996
Accumulated depreciation		-15,803		-16,122
Bottles and cases		1,208		1,265

Total property, plant and equipment, net		20,921		21,139

Investment in shares and other		429		459
Deferred charges, net		1,784		1,969
Intangibles assets and other assets		44,179		42,965

Total Assets	Ps.	83,026	Ps.	78,600

Liabilities and Stockholders' Equity		Sep 07		Dec 06

Current Liabilities
Short-term bank loans and notes	Ps.	4,905	Ps.	3,320
Interest payable		280		276
Suppliers		5,264		5,570
Other current liabilities		4,264		3,724

Total Current Liabilities		14,713		12,890

Long-term bank loans		14,574		16,547
Pension plan and seniority premium		858		905
Other liabilities		5,050		4,785

Total Liabilities		35,195		35,127

Stockholders' Equity
Minority interest		1,542		1,264
Majority interest
Capital stock		3,070		3,070
Additional paid in capital		13,134		13,134
Retained earnings of prior years		27,380		22,994
Net income for the period		4,859		5,205
Cumulative results of holding non-monetary assets		-2,154		-2,194

Total majority interest		46,289		42,209

Total stockholders' equity		47,831		43,473

Total Liabilities and Equity	Ps.	83,026	Ps.	78,600

October 26, 2007	Page 10

Consolidated Income Statement
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%

Sales Volume (million unit cases)	527.7		503.1		4.9%	1,562.4		1,474.4		6.0%
Average price per unit case	31.07		30.73		1.1%	30.92		30.38		1.8%

Net revenues	16,650		15,704		6.0%	49,053		45,504		7.8%
Other operating revenues	51		45		13.3%	183		152		20.4%

Total revenues	16,701	100%	15,749	100%	6.0%	49,236	100%	45,656	100%	7.8%
Cost of sales	8,491	50.8%	8,305	52.7%	2.2%	25,621	52.0%	23,919	52.4%	7.1%

Gross profit	8,210	49.2%	7,444	47.3%	10.3%	23,615	48.0%	21,737	47.6%	8.6%

Operating expenses	5,388	32.3%	4,913	31.2%	9.7%	15,592	31.7%	14,514	31.8%	7.4%

Operating income	2,822	16.9%	2,531	16.1%	11.5%	8,023	16.3%	7,223	15.8%	11.1%

Other expenses, net	122		364		-66.5%	510		693		-26.4%

Interest expense	474		582		-18.6%	1,615		1,670		-3.3%
Interest income	137		100		37.0%	448		291		54.0%

Interest expense, net	337		482		-30.1%	1,167		1,379		-15.4%
Foreign exchange (gain) loss	(24)		(282)		-91.5%	(70)		178		-139.3%
(Gain) Loss on monetary position	(305)		(505)		-39.6%	(565)		(640)		-11.7%
Unhedged derivative instrument (gain) loss	(7)		(82)		-91.5%	(68)		139		-148.9%

Integral cost of financing	1		(387)		-100.3%	464		1,056		-56.1%
Income before taxes	2,699		2,554		5.7%	7,049		5,474		28.8%

Taxes	769		713		7.9%	2,045		1,761		16.1%

Consolidated net income	1,930		1,841		4.8%	5,004		3,713		34.8%

Majority net income	1,890	11.3%	1,804	11.5%	4.8%	4,859	9.9%	3,606	7.9%	34.7%

Minority net income	40		37		8.1%	145		107		35.5%

Operating income	2,822	16.9%	2,531	16.1%	11.5%	8,023	16.3%	7,223	15.8%	11.1%
Depreciation	414		438		-5.5%	1,206		1,222		-1.3%
Amortization and Other non-cash charges (2)	336		401		-16.2%	1,010		1,122		-10.0%

EBITDA (3)	3,572	21.4%	3,370	21.4%	6.0%	10,239	20.8%	9,567	21.0%	7.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

October 26, 2007	Page 11

Mexican operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%

Sales Volume (million unit cases)	286.1		272.9		4.8%	838.2		808.2		3.7%
Average price per unit case	28.77		29.22		-1.5%	28.62		28.93		-1.1%

Net revenues	8,232		7,974		3.2%	23,988		23,383		2.6%
Other operating revenues	29		24		20.8%	121		66		83.3%

Total revenues	8,261	100.0%	7,998	100.0%	3.3%	24,109	100.0%	23,449	100.0%	2.8%
Cost of sales	3,914	47.4%	3,802	47.5%	2.9%	11,629	48.2%	11,046	47.1%	5.3%

Gross profit	4,347	52.6%	4,196	52.5%	3.6%	12,480	51.8%	12,403	52.9%	0.6%

Operating expenses	2,626	31.8%	2,532	31.7%	3.7%	7,731	32.1%	7,502	32.0%	3.1%

Operating income	1,721	20.8%	1,664	20.8%	3.4%	4,749	19.7%	4,901	20.9%	-3.1%
Depreciation, Amortization & Other non-cash charges (2)	428	5.2%	476	6.0%	-10.1%	1,263	5.2%	1,362	5.8%	-7.3%

EBITDA (3)	2,149	26.0%	2,140	26.8%	0.4%	6,012	24.9%	6,263	26.7%	-4.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	Δ%

Sales Volume (million unit cases)	30.7		29.7		3.4%	94.2		87.6		7.5%
Average price per unit case	35.15		36.60		-4.0%	36.00		36.04		-0.1%

Net revenues	1,079		1,087		-0.7%	3,391		3,157		7.4%
Other operating revenues	5		-		N.A.	8		-		#¡DIV/0!

Total revenues	1,084	100.0%	1,087	100.0%	-0.3%	3,399	100.0%	3,157	100.0%	7.7%
Cost of sales	575	53.0%	583	53.6%	-1.4%	1,806	53.1%	1,702	53.9%	6.1%

Gross profit	509	47.0%	504	46.4%	1.0%	1,593	46.9%	1,455	46.1%	9.5%

Operating expenses	366	33.8%	346	31.8%	5.8%	1,110	32.7%	1,035	32.8%	7.2%

Operating income	143	13.2%	158	14.5%	-9.5%	483	14.2%	420	13.3%	15.0%
Depreciation, Amortization & Other non-cash charges (2)	55	5.1%	53	4.9%	3.8%	168	4.9%	170	5.4%	-1.2%

EBITDA (3)	198	18.3%	211	19.4%	-6.2%	651	19.2%	590	18.7%	10.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 26, 2007	Page 12

Colombian operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	%

Sales Volume (million unit cases)	49.5		49.7		-0.4%	145.1		137.0		5.9%
Average price per unit case	34.69		34.00		2.0%	35.18		33.43		5.2%

Net revenues	1,717		1,690		1.6%	5,104		4,580		11.4%
Other operating revenues	-		-		N.M.	-		3		-100.0%

Total revenues	1,717	100.0%	1,690	100.0%	1.6%	5,104	100.0%	4,583	100.0%	11.4%
Cost of sales	858	50.0%	942	55.7%	-8.9%	2,623	51.4%	2,562	55.9%	2.4%

Gross profit	859	50.0%	748	44.3%	14.8%	2,481	48.6%	2,021	44.1%	22.8%

Operating expenses	503	29.3%	490	29.0%	2.7%	1,553	30.4%	1,461	31.9%	6.3%

Operating income	356	20.7%	258	15.3%	38.0%	928	18.2%	560	12.2%	65.7%
Depreciation, Amortization & Other non-cash charges (2)	76	4.4%	94	5.6%	-19.1%	237	4.6%	253	5.5%	-6.3%

EBITDA (3)	432	25.2%	352	20.8%	22.7%	1,165	22.8%	813	17.7%	43.3%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	%

Sales Volume (million unit cases)	51.5		47.7		8.0%	152.0		132.8		14.5%
Average price per unit case	44.83		39.62		13.2%	42.78		39.90		7.2%

Net revenues	2,309		1,890		22.2%	6,503		5,299		22.7%
Other operating revenues	4		4		0.0%	11		14		-21.4%

Total revenues	2,313	100.0%	1,894	100.0%	22.1%	6,514	100.0%	5,313	100.0%	22.6%
Cost of sales	1,298	56.1%	1,159	61.2%	12.0%	3,829	58.8%	3,264	61.4%	17.3%

Gross profit	1,015	43.9%	735	38.8%	38.1%	2,685	41.2%	2,049	38.6%	31.0%

Operating expenses	860	37.2%	681	36.0%	26.3%	2,290	35.2%	1,951	36.7%	17.4%

Operating income	155	6.7%	54	2.9%	187.0%	395	6.1%	98	1.8%	303.1%
Depreciation, Amortization & Other non-cash charges (2)	84	3.6%	120	6.3%	-30.0%	235	3.6%	287	5.4%	-18.1%

EBITDA (3)	239	10.3%	174	9.2%	37.4%	630	9.7%	385	7.2%	63.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 26, 2007	Page 13

Argentine operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	%

Sales Volume (million unit cases)	41.0		39.1		4.9%	124.5		116.8		6.6%
Average price per unit case	21.59		20.38		5.9%	21.52		20.01		7.5%

Net revenues	885		797		11.0%	2,679		2,337		14.6%
Other operating revenues	6		7		-14.3%	24		32		-25.0%

Total revenues	891	100.0%	804	100.0%	10.8%	2,703	100.0%	2,369	100.0%	14.1%
Cost of sales	550	61.7%	486	60.4%	13.2%	1,629	60.3%	1,428	60.3%	14.1%

Gross profit	341	38.3%	318	39.6%	7.2%	1,074	39.7%	941	39.7%	14.1%

Operating expenses	258	29.0%	219	27.2%	17.8%	747	27.6%	646	27.3%	15.6%

Operating income	83	9.3%	99	12.3%	-16.2%	327	12.1%	295	12.5%	10.8%
Depreciation, Amortization & Other non-cash charges (2)	54	6.1%	44	5.5%	22.7%	150	5.5%	128	5.4%	17.2%

EBITDA (3)	137	15.4%	143	17.8%	-4.2%	477	17.6%	423	17.9%	12.8%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations
Expressed in millions of Mexican pesos(1) with purchasing power as of September 30, 2007
Financial figures include beer results

	3Q 07	% Rev	3Q 06	% Rev	Δ%	YTD 07	% Rev	YTD 06	% Rev	%

Sales Volume (million unit cases) (2)	68.9		64.0		7.7%	208.4		192.0		8.5%
Average price per unit case (2)	31.58		31.62		-0.1%	31.88		31.42		1.4%

Net revenues	2,428		2,266		7.1%	7,388		6,748		9.5%
Other operating revenues	7		2,276		-99.7%	19		6,785		-99.7%

Total revenues	2,435	100.0%	2,276	100.0%	7.0%	7,407	100.0%	6,785	100.0%	9.2%
Cost of sales	1,296	53.2%	1,333	58.6%	-2.8%	4,105	55.4%	3,917	57.7%	4.8%

Gross profit	1,139	46.8%	943	41.4%	20.8%	3,302	44.6%	2,868	42.3%	15.1%

Operating expenses	775	31.8%	645	28.3%	20.2%	2,161	29.2%	1,919	28.3%	12.6%

Operating income	364	14.9%	298	13.1%	22.1%	1,141	15.4%	949	14.0%	20.2%
Depreciation, Amortization & Other non-cash charges (3)	53	2.2%	52	2.3%	1.9%	163	2.2%	144	2.1%	13.2%

EBITDA (4)	417	17.1%	350	15.4%	19.1%	1,304	17.6%	1,093	16.1%	19.3%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results
(3) Includes returnable bottle breakage expense.

(4) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 26, 2007	Page 14

SELECTED INFORMATION

For the three months ended September 30, 2007 and 2006

Expressed in millions of Mexican pesos as of September 30, 2007

	3Q 07		3Q 06

Capex	985.3	Capex	736.8

Depreciation	414.3	Depreciation	437.6

Amortization & Other non-cash charges	336.3	Amortization & Other non-cash charges	400.7

VOLUME

Expressed in million unit cases

	3Q 07					3Q 06

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total

Mexico	224.3	14.4	44.4	3.0	286.1	217.6	13.1	39.6	2.6	272.9
Central America	27.5	1.3	0.0	1.9	30.7	26.9	1.2	0.0	1.6	29.7
Colombia	43.2	2.8	2.8	0.7	49.5	43.5	2.7	2.8	0.7	49.7
Venezuela	46.6	3.1	0.0	1.8	51.5	42.2	3.0	0.2	2.3	47.7
Brazil	63.5	4.3	0.0	1.1	68.9	58.9	4.5	0.0	0.6	64.0
Argentina	39.4	0.3	0.0	1.3	41.0	37.6	0.6	0.0	0.9	39.1

Total	444.5	26.2	47.2	9.8	527.7	426.7	25.1	42.6	8.7	503.1

(1) Excludes still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

SELECTED INFORMATION

For the nine months ended September 30, 2007 and 2006

Expressed in millions of Mexican pesos as of September 30, 2007

	YTD 07		YTD 06

Capex	2,318.5	Capex	1,981.1

Depreciation	1,206.0	Depreciation	1,221.7

Amortization & Other non-cash charges	1,009.8	Amortization & Other non-cash charges	1,122.5

VOLUME

Expressed in million unit cases

	YTD 07					YTD 06

	Sparkling	Water (1)	Bulk Water (2)	Still (3)	Total	Sparkling	Water (1)	Bulk Water	Still (3)	Total

Mexico	653.3	44.2	131.8	8.9	838.2	641.4	39.6	120.3	6.9	808.2
Central America	84.4	4.2	0.0	5.6	94.2	79.6	3.8	0.0	4.2	87.6
Colombia	126.9	8.1	8.2	1.9	145.1	120.1	7.5	7.8	1.6	137.0
Venezuela	137.2	8.6	0.0	6.2	152.0	115.8	8.5	2.1	6.4	132.8
Brazil	190.8	14.2	0.0	3.4	208.4	175.8	14.3	0.0	1.9	192.0
Argentina	120.0	0.6	0.0	3.9	124.5	113.1	1.7	0.0	2.0	116.8

Total	1,312.6	79.9	140.0	29.9	1,562.4	1,245.8	75.4	130.2	23.0	1,474.4

(1) Excludes still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations
(3) Still Beverages include flavored water

October 26, 2007	Page 15

September 2007
Macroeconomic Information

	Inflation (1)			Foreign Exchange Rate (local currency per US Dollar) (2)
	LTM	3Q 2007	YTD	Sep 07	Dec 06	Sep 06

Mexico	3.79%	1.62%	2.21%	10.9203	10.876	11.0152
Colombia	5.00%	0.11%	4.67%	2023.19	2238.79	2394.31
Venezuela	15.26%	2.91%	10.89%	2150	2150	2150
Argentina	8.56%	1.90%	5.84%	3.150	3.062	3.104
Brazil	4.95%	1.21%	3.42%	1.8389	2.138	2.1742

(1) Source: Mexican inflation is published by Banco de México (Mexican Central Bank).
(2) Exchange rates at the end of period are the official exchange rates published by Central Banks in each country.

October 26, 2007	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
(Registrant)

Date:October 26 , 2007	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer